UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

MSG Networks Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

55826P 100

(CUSIP Number)

Elizabeth Pagel Serebransky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan, individually, and as a Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,404,297
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,404,297

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,404,297
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person IN

*

Excludes 6,723,369 shares of MSG Networks Inc. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of MSG Networks Inc. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Helen A. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,404,297
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,404,297

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,404,297
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.9%
14.	Type of Reporting Person IN

*

Excludes 6,723,369 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00, BK - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,029,520
	8.	Shared Voting Power 1,924,786
	9.	Sole Dispositive Power 3,029,520
	10.	Shared Dispositive Power 1,924,786

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,954,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person IN

*

Excludes 10,551,220 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 40,767
	8.	Shared Voting Power 966,844
	9.	Sole Dispositive Power 40,767
	10.	Shared Dispositive Power 966,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,007,611
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person IN

*

Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Kathleen M. Dolan, individually, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of the Charles F. Dolan Children Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 36,867
	8.	Shared Voting Power 5,837,524
	9.	Sole Dispositive Power 36,867
	10.	Shared Dispositive Power 5,837,524

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,874,391
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person IN

*

Excludes 8,089,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 9,191
	8.	Shared Voting Power 1,037,817
	9.	Sole Dispositive Power 9,191
	10.	Shared Dispositive Power 1,037,817

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,047,008
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person IN

*

Excludes 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 20,618
	8.	Shared Voting Power 1,759,036
	9.	Sole Dispositive Power 20,618
	10.	Shared Dispositive Power 1,759,036

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,779,654
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person IN

*

Excludes 11,993,418 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,270,964
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,270,964

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,270,964
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person IN

*

Excludes 7,399,525 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person David M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 301,032
	8.	Shared Voting Power 7,095
	9.	Sole Dispositive Power 301,032
	10.	Shared Dispositive Power 7,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 308,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person IN

*

Excludes 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 6,839
	8.	Shared Voting Power 7,243,559
	9.	Sole Dispositive Power 6,839
	10.	Shared Dispositive Power 7,243,559

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,250,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 10.6%
14.	Type of Reporting Person IN

*

Excludes 6,480,544 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 758,384
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 758,384
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 758,384
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person OO

*

Excludes 12,912,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 12,669,574 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 938,666
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 938,666
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person OO

*

Excludes 12,697,753 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.6%
14.	Type of Reporting Person OO

*

Excludes 12,661,597 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00, BK - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,900,723
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,900,723
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,723
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person OO

*

Excludes 11,775,582 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,304,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,304,501
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*

Excludes 12,297,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,304,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,304,501
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*

Excludes 12,297,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,229,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,229,501
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person OO

*

Excludes 12,372,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,292,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,292,501
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.1%
14.	Type of Reporting Person OO

*

Excludes 12,309,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,124,501
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,124,501
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,124,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person OO

*

Excludes 12,477,349 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP NO. 55826P 100

1.	Name of Reporting Person Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00 - See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

*

Excludes 13,573,399 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of MSG Networks Inc. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) David M. Dolan to reflect, among other matters, David M. Dolan’s resignation as a trustee of the 2009 Family Trusts (as defined in Item 2 below), his ceasing to be a trustee of a Group Member, and the appointment of Corby Dolan Leinauer as a trustee of the 2009 Family Trusts.

The Schedule 13D (the “Schedule”) filed by the original Group Members on February 12, 2010, as amended and supplemented by Amendment No. 1 filed on November 19, 2010, Amendment No. 2 filed on March 10, 2011, Amendment No. 3 filed on September 16, 2011, Amendment No. 4 filed on October 3, 2012, Amendment No. 5 filed on May 22, 2013, Amendment No. 6 filed on August 22, 2013, Amendment No. 7 filed on September 20, 2013, Amendment No. 8 filed on March 27, 2014, Amendment No. 9 filed on September 5, 2014, Amendment No. 10 filed on October 2, 2015, Amendment No. 11 filed on September 13, 2016 and Amendment No. 12 filed on December 26, 2017, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 13.

Item 2	Identity and Background

The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; CFD 2009 Trust; HAD 2009 Trust; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts. David M. Dolan, in his capacity as a trustee of certain trusts, ceased to be a Group Member on September 20, 2019.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 16,535,805 shares of Class A Common Stock as a result of their beneficial ownership of (i) 2,947,250 shares of Class A Common Stock, and (ii) 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.7% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 13,588,555 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 116,793 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein are calculated based on the shares of Class A Common Stock issued and outstanding on July 31, 2019, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended June 30, 2019 filed by the Issuer with the Securities and Exchange Commission.

Charles F. Dolan may be deemed to beneficially own an aggregate of 7,404,297 shares of Class A Common Stock, including (i) 539,111 shares of Class A Common Stock and (ii) 6,865,186 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,404,297 shares of Class A Common Stock (including 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 390,408 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 6,865,186 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 6,189,030 shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 390,408 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and 6,189,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Helen A. Dolan may be deemed to beneficially own an aggregate of 7,404,297 shares of Class A Common Stock, including (i) 539,111 shares of Class A Common Stock and (ii) 6,865,186 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,404,297 shares of Class A Common Stock (including 390,408 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 6,865,186 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 6,189,030 shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 390,408 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust, and 6,865,186 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust and 6,189,030 shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 4,954,306 shares of Class A Common Stock, including (i) 1,916,971 shares of Class A Common Stock (including options to purchase 1,460,100 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (ii) 3,037,335 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 7.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,029,520 shares of Class A Common Stock (including 343,583 shares of Class A Common Stock owned of record personally, 1,475 shares of Class A Common Stock held as custodian for one or more minor children, options to purchase1,460,100 shares of Class A Common Stock that are exercisable within sixty days of this filing and 1,224,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,924,786 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned jointly with his spouse, 22,813 shares of Class A Common Stock owned of record personally by his spouse, and 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit and 1,812,973 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit). He disclaims beneficial ownership of 1,475 shares of Class A Common Stock held as custodian for one or more minor children, 22,813 shares of Class A common Stock owned of record personally by his spouse, and 87,750 shares of Class A Common Stock and 1,812,973 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,007,611 shares of Class A Common Stock, including (i) 80,653 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 40,767 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,874,391 shares of Class A Common Stock, including (i) 375,384 shares of Class A Common Stock and (ii) 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 36,867 shares of Class A Common Stock (including 4,705 shares of Class A Common Stock owned of record personally and 1,850 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,837,524 shares of Class A Common Stock (including 97,601 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts). She disclaims beneficial ownership of 1,850 shares of Class A Common Stock held as custodian for one or more minor children, 97,601 shares of Class A Common Stock owned of record by the Green Mountain Foundation Inc., an aggregate of 271,228 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,499,007 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne Dolan Weber may be deemed to beneficially own an aggregate of 1,047,008 shares of Class A Common Stock, including (i) 156,206 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.7% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 9,191 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,037,817 shares of Class A Common Stock (including 625 shares of Class A Common Stock held of record personally by her spouse, 925 shares of Class A Common Stock held by a member of her household, 97,601 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc., 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 625 shares of Class A Common Stock held of record personally by her spouse, 925 shares of Class A Common Stock held by a member of her household, 97,601 shares of Class A Common Stock owned of record by the Heartfelt Wings Foundation Inc. and 47,864 shares of Class A Common Stock and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,779,654 shares of Class A Common Stock, including (i) 184,517 shares of Class A Common Stock and (ii) 1,595,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 20,618 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,759,036 shares of Class A Common Stock (including 27,057 shares of Class A Common Stock owned of record personally by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, and 1,595,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 918,981 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 27,057 shares of Class A Common Stock owned of record personally by her spouse, 6,750 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit, and 1,595,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 918,981 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Corby Dolan Leinauer may be deemed to beneficially own an aggregate of 6,270,964 shares of Class A Common Stock, including (i) 81,934 shares of Class A Common Stock and (ii) 6,189,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 9.3% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,270,964 shares of Class A Common Stock (including 2,059 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 6,189,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 2,059 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, an aggregate of 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 6,189,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. See Exhibit A.

David M. Dolan may be deemed to beneficially own an aggregate of 308,127 shares of Class A Common Stock. This aggregate amount represents approximately 0.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 301,032 shares of Class A Common Stock (including 1,827 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,095 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust. He disclaims beneficial ownership of 299,205 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and 7,095 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities.

Mary S. Dolan may be deemed to beneficially own an aggregate of 7,250,398 shares of Class A Common Stock, including (i) 142,387 shares of Class A Common Stock and (ii) 7,108,011 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,839 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,243,559 shares of Class A Common Stock (including 7,809 shares of Class A Common Stock owned jointly with her spouse, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, an aggregate of 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 6,189,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). She disclaims beneficial ownership of 6,839 shares of Class A Common Stock held as custodian for one or more minor children, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Aidan J. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Quentin F. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Marianne R. Dolan, 837 shares of Class A Common Stock owned of record by the CFD 2012 Grandchildren Trust FBO Kevyn A. Dolan, 10,052 shares of Class A Common Stock owned of record by the CFD 2012 Descendants Trust, 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, 918,981 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney, an aggregate of 66,475 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 6,189,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The Charles F. Dolan 2009 Revocable Trust may be deemed to beneficially own an aggregate of 758,384 shares of Class A Common Stock, including (i) 82,228 shares of Class A Common Stock and (ii) 676,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 12 of this Schedule 13D is hereby incorporated by reference. See Exhibit A.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 13 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,900,723 shares of Class A Common Stock, including (i) 87,750 shares of Class A Common Stock and (ii) 1,812,973 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 1,304,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,291,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 1,304,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,291,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 1,229,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,216,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 1,292,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,279,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 1,124,501 shares of Class A Common Stock, including (i) 13,295 shares of Class A Common Stock and (ii) 1,111,206 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,963,667 shares of Class A Common Stock, including (i) 231,713 shares of Class A Common Stock, and (ii) 2,731,954 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 4.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 96,099 shares of Class A Common Stock (including 4,657 shares of Class A Common Stock held as custodian for one or more minor children and 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,867,568 shares of Class A Common Stock (including an aggregate of 135,614 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 2,731,954 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 4,657 shares of Class A Common Stock held as custodian for one or more minor children, 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 135,614 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 2,731,954 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,909,497 shares of Class A Common Stock, including (i) 91,737 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 2,387 shares of Class A Common Stock (including 1,225 shares of Class A Common Stock owned of record personally and 1,162 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,907,110 shares of Class A Common Stock (including 950 shares of Class A Common Stock owned jointly with his spouse, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,162 shares of Class A Common Stock held as custodian for a minor child, 650 shares of Class A Common Stock held by his spouse as custodian for a minor child and an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G.-Sweeney may be deemed to beneficially own an aggregate of 1,779,654 shares of Class A Common Stock, including (i) 184,517 shares of Class A Common Stock and (ii) 1,595,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 27,057 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,752,597 shares of Class A Common Stock (including 20,618 shares of Class A Common Stock owned of record personally by his spouse, 6,750 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and 1,595,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 918,981 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse). He disclaims beneficial ownership of 20,618 shares of Class A Common Stock owned of record personally by his spouse, 6,750 shares of Class A Common Stock held by trusts for which he serves as co-trustee, 82,228 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and 1,595,137 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 676,156 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 918,981 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) The following transactions in the Issuer’s Securities have been effected by Group Members within the 60 days prior to this filing:

On August 29, 2019, James L. Dolan received a grant of 555,556 options to purchase Class A Common Stock. The options are scheduled to vest in three equal installments on August 29, 2020, August 29, 2021 and August 29, 2022.

On August 29, 2019, 536,125 performance options to purchase Class A Common Stock held by James L. Dolan fully vested upon the achievement of performance criteria established at the time of grant.

Item 5(e) is hereby amended to add the following to the end thereof:

(e) On September 20, 2019, David M. Dolan, in his capacity as a trustee of certain trusts, ceased to be a Group Member.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The disclosure in the section of Item 6 entitled “THE CLASS B STOCKHOLDERS AGREEMENT” is hereby amended by adding the following paragraph after the last paragraph thereof:

On September 20, 2019, David M. Dolan, in his capacity as a trustee of certain trusts, ceased to be a party to such agreement and Corby Dolan Leinauer, in her capacity as a trustee of certain trusts, became a party to such agreement.

Item 7	Material to be Filed as an Exhibit

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit B.13: Joint Filing Agreement, dated September 24, 2019.

Exhibit C.13: Power of Attorney for Corby Dolan Leinauer.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 24, 2019

CHARLES F. DOLAN, individually, and as a Trustee of the Charles F. Dolan 2009 Revocable Trust

*
Charles F. Dolan

HELEN A. DOLAN, individually

*
Helen A. Dolan

JAMES L. DOLAN, individually

/s/ James L. Dolan
James L. Dolan

THOMAS C. DOLAN, individually

/s/ Thomas C. Dolan
Thomas C. Dolan

MARIANNE E. DOLAN WEBER, individually

*
Marianne Dolan Weber

DEBORAH A. DOLAN-SWEENEY, individually

*
Deborah A. Dolan-Sweeney

KATHLEEN M. DOLAN, individually, and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan, and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust

*
Kathleen M. Dolan

CHARLES F. DOLAN 2009 REVOCABLE TRUST

/s/ Brian G. Sweeney
By: Brian G. Sweeney, Trustee

*
By: Charles F. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO KATHLEEN M. DOLAN

CHARLES F. DOLAN CHILDREN TRUST FBO JAMES L. DOLAN

*
By: Paul J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO MARIANNE DOLAN WEBER

CHARLES F. DOLAN CHILDREN TRUST FBO THOMAS C. DOLAN

*
By: Matthew J. Dolan, Trustee

CHARLES F. DOLAN CHILDREN TRUST FBO DEBORAH DOLAN-SWEENEY

*
By: Mary S. Dolan, Trustee

CFD 2009 FAMILY TRUST FBO KATHLEEN M. DOLAN

CFD 2009 FAMILY TRUST FBO DEBORAH A. DOLAN-SWEENEY

CFD 2009 FAMILY TRUST FBO MARIANNE E. DOLAN WEBER

CFD 2009 FAMILY TRUST FBO THOMAS C. DOLAN

CFD 2009 FAMILY TRUST FBO JAMES L. DOLAN

*
By: Mary S. Dolan, Trustee

*
By: Corby Dolan Leinauer, Trustee

CORBY DOLAN LEINAUER, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
Corby Dolan Leinauer

MARY S. DOLAN, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney

*
Mary S. Dolan

DAVID M. DOLAN

*
David M. Dolan

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
as Attorney-in-Fact

Exhibit A

Kathleen M. Dolan is a co-Trustee of each of the Charles F. Dolan Children Trust FBO James L. Dolan (with Paul J. Dolan as co-Trustee), the Charles F. Dolan Children Trust FBO Thomas C. Dolan (with Matthew J. Dolan as co-Trustee), the Charles F. Dolan Children Trust FBO Kathleen M. Dolan (with Paul J. Dolan as co-Trustee), the Charles F. Dolan Children Trust FBO Marianne Dolan Weber (with Matthew J. Dolan as co-Trustee) and the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (with Mary S. Dolan as co-Trustee) (hereinafter referred to, collectively, as the “Dolan Children Trusts”, and individually, as a “Dolan Children Trust”).

The following table lists each Dolan Children Trust’s name and the name of its beneficiary (each a “Current Beneficiary”).

Name of Trust	Current Beneficiary

Charles F. Dolan Children Trust FBO James L. Dolan	James L. Dolan

Charles F. Dolan Children Trust FBO Thomas C. Dolan	Thomas C. Dolan

Charles F. Dolan Children Trust FBO Kathleen M. Dolan	Kathleen M. Dolan

Charles F. Dolan Children Trust FBO Marianne Dolan Weber	Marianne Dolan Weber

Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney	Deborah A. Dolan-Sweeney

For each Dolan Children Trust other than the Dolan Children Trust for the benefit of Kathleen M. Dolan, distributions of income and principal can be made in the discretion of the Trustees to the Current Beneficiary. For the Dolan Children Trust for the benefit of Kathleen M. Dolan, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee to the Current Beneficiary. The Current Beneficiary of each Dolan Children Trust has the power to appoint additional or successor Trustees, including himself or herself, and to remove Trustees with respect to his or her trust. In the event that a Current Beneficiary becomes a Trustee of his or her trust, distributions of income and principal to the Current Beneficiary will be made in the discretion of the non-beneficiary Trustee. For each Dolan Children Trust, the Current Beneficiary has the power during his or her life to appoint all or part of the assets of his or her trust to or for the benefit of one or more of his or her descendants. Any unappointed portion of such trust will pass, in further trust, per stirpes to the Current Beneficiary’s then living descendants, or if none, per stirpes to the then living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

The Current Beneficiary of any Dolan Children Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Dolan Children Trust because the non-beneficiary Trustee thereof has the sole discretion to distribute or accumulate the income from each Dolan Children Trust and the sole discretion to distribute the principal of each Dolan Children Trust to the Current Beneficiary of such Dolan Children Trust.

Kathleen M. Dolan is the sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust (together, the “CFD 1989 Grandchildren Trusts” and individually, a “CFD 1989 Grandchild Trust”). All of the net income of the relevant CFD 1989 Grandchild Trust is distributed to the respective beneficiary. In addition, during the continuance of the relevant CFD 1989 Grandchild Trust, the Trustee in the Trustee’s discretion may distribute the principal of the relevant CFD 1989 Grandchild Trust to or for the benefit of the respective beneficiary. Upon the respective beneficiary attaining age 40, the relevant

CFD 1989 Grandchild Trust for the respective beneficiary terminates and is to be distributed to such beneficiary. If the respective beneficiary dies before attaining age 40, such beneficiary has a testamentary general power of appointment over the relevant CFD 1989 Grandchild Trust. In default of the exercise of such power of appointment, the relevant CFD 1989 Grandchild Trust will be distributed to the respective beneficiary’s then-living issue, per stirpes, or if none, to Charles F. Dolan’s then-living grandchildren, in equal shares, or if none, to Charles F. Dolan’s then-living issue, per stirpes.

Each of Mary S. Dolan and Corby Dolan Leinauer (each, a “2009 Family Trustee” and together, the “2009 Family Trustees”) is currently a trustee of the Charles F. Dolan 2009 Family Trusts (the “2009 Family Trusts”). The property held in the 2009 Family Trusts is held in separate trusts, such that there is one trust in respect of each living child of Charles F. Dolan. The beneficiaries of each trust are the child for whom the trust was set apart and his or her descendants (each, a “Beneficiary”). As a 2009 Family Trustee, Mary S. Dolan has the shared power to vote and dispose of all shares held by the 2009 Family Trusts. Corby Dolan Leinauer, as a 2009 Family Trustee, shares the power to vote and dispose of all shares held by the 2009 Family Trusts.

During the life of each child of Charles F. Dolan, distributions of income and principal of his or her trust can be made in the discretion of Mary S. Dolan and Corby Dolan Leinauer, as 2009 Family Trustees, among the Beneficiaries of each such trust. After the death or incompetence of both Charles F. Dolan and Helen A. Dolan, each child of Charles F. Dolan will have the power to appoint additional or successor Trustees, including himself or herself, and to remove Trustees with respect to his or her 2009 Family Trust. In the event that a Beneficiary becomes a Trustee of his or her 2009 Family Trust, distributions of income and principal from such 2009 Family Trust will be made in the discretion of the non-beneficiary Trustee. Charles F. Dolan has the right to substitute assets with each of the 2009 Family Trusts, subject to the 2009 Family Trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor.

Each child of Charles F. Dolan has a testamentary power of appointment over the 2009 Family Trust for his or her benefit, except that any shares of Class B Common Stock can only be appointed in further trust for the benefit of any one or more of the descendants of Charles F. Dolan upon substantially the same terms as the 2009 Family Trusts. Upon the death of a child of Charles F. Dolan, the 2009 Family Trustees will distribute any remaining unappointed trust principal of such trust in continuing trust for such child’s then living descendants, per stirpes. If there are no such living descendants, then the 2009 Family Trustees will distribute any remaining trust principal to the other 2009 Family Trusts for the benefit of the then living descendants of Charles F. Dolan. If there are no such living descendants, the trust principal will be distributed to the Dolan Family Foundation or any successor thereto or, if it is not then in existence, then to a charitable organization.

Each Beneficiary has a right of withdrawal with respect to certain contributions made to his or her respective trust that constitute a gift within the meaning of Chapter 12 of the Internal Revenue Code, and that do not exceed the gift tax exclusion found in Section 2503(b) of the Code. If the right of withdrawal is not exercised, such right lapses with respect to all or a certain portion of such gift on each of the following dates: (i) 30 days following Charles F. Dolan’s death, (ii) the last day of the calendar year in which such gift is made (or 60 days following the gift, if later), and (iii) the first day of the subsequent calendar year. The portion of the right of withdrawal that lapses on each such date is the greater of $5,000 and five percent of the value of the trust principal. A donor may deny any Beneficiary the right of withdrawal with respect to a gift. To the extent of this right of withdrawal, each Beneficiary of such trust may be said to have a direct economic interest in trust assets, including securities of the Issuer held by the 2009 Family Trusts.

Except to the extent of the right of withdrawal, each Beneficiary of the 2009 Family Trusts has only a contingent economic interest in the securities of the Issuer held by the 2009 Family Trusts because Mary S. Dolan and Corby Dolan Leinauer, as 2009 Family Trustees thereof, have the sole discretion to distribute or accumulate the income and the sole discretion to distribute the principal of the 2009 Family Trusts to each Beneficiary.

The following table lists each 2009 Family Trust’s name and the names of its beneficiaries (each a “Current Beneficiary”).

Name of Trust	Current Beneficiaries

CFD 2009 Family Trust FBO James L. Dolan	James L. Dolan and his descendants

CFD 2009 Family Trust FBO Thomas C. Dolan	Thomas C. Dolan

CFD 2009 Family Trust FBO Kathleen M. Dolan	Kathleen M. Dolan and her descendants

CFD 2009 Family Trust FBO Marianne Dolan Weber	Marianne Dolan Weber and her descendants

CFD 2009 Family Trust FBO Deborah A. Dolan-Sweeney	Deborah A. Dolan-Sweeney and her descendants

Charles F. Dolan is the settlor and a co-Trustee and Brian G. Sweeney is a co-Trustee of The Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”). Charles F. Dolan and his spouse are current beneficiaries of the trust. All actions by the CFD 2009 Trust, including acquisitions and dispositions of Issuer securities, voting of Issuer securities and distributions of Issuer securities, require the consent of each co-Trustee. Distributions of income and principal (including distributions of Issuer securities), and investments, can be made in the discretion of the trustees subject, in the case of certain distributions and investments that exceed specified dollar amounts, to the consent of one or more of the settlor’s children.

The settlor may amend and revoke the trust at any time with the consent of the co-Trustee and, in the case of certain amendments, a majority of the settlor’s children who do not have a personal interest in such amendment. A Trustee may be removed by a majority of the settlor’s children.

Brian G. Sweeney is a director of the Issuer. He is a director of AMC and MSG. MSG’s principal business address is Two Pennsylvania Plaza, New York, NY 10121.